September 3, 2025

Ms. Hodan Siad

Mr. Arthur Sandel

Office of Structured Finance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Re:	Duke Energy Progress, LLC
Duke Energy Progress NC Storm Funding II LLC
Registration Statement on Form SF-1
Filed July 23, 2025
File Nos. 333-288942 and 333-288942-01

Dear Ms. Siad and Mr. Sandel:

On behalf of Duke Energy Progress, LLC (“DEP”) and Duke Energy Progress NC Storm Funding II LLC (the “Issuing Entity” and, together with DEP, the “Registrants”), we are submitting via EDGAR for review by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 1 (including certain exhibits, “Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”). This letter and Amendment No. 1 reflect the Registrants’ responses to the comments received from the Staff contained in the Staff’s letter dated August 14, 2025 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrants are providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on July 23, 2025.

The Staff’s comments as reflected in the Comment Letter are reproduced in bold typeface in this letter, and the corresponding responses of the Registrants are shown below each comment. All references to page numbers in the Registrants’ responses are to the page numbers in Amendment No. 1.

ATLANTA   AUSTIN   BANGKOK   BEIJING   BOSTON   BRUSSELS   CHARLOTTE   DALLAS   DUBAI   HOUSTON
LONDON   LOS ANGELES   MIAMI   NEW YORK   RICHMOND   SAN FRANCISCO   TOKYO   TYSONS   WASHINGTON, DC

www.Hunton.com

Ms. Hodan Siad and Mr. Arthur Sandel

Securities and Exchange Commission

September 3, 2025

Registration Statement on Form SF-1

Form of Prospectus

Prospectus Summary

Transaction Parties, page 15

1.	We note your chart showing the transaction parties and general summary of the transaction, which includes a description that the issuing entity issues the bonds and "[p]urchases storm recovery property from DEC." However, page 8 of your form of prospectus indicates that DEP will sell storm recovery property to the issuing entity pursuant to a sale agreement between the issuing entity and DEP. Please revise accordingly.

The Registrants have revised the chart on page 15 to correct that the issuing entity “[p]urchases storm recovery property from DEP” and not DEC.

Security for the Storm Recovery Bonds

Pledge of Collateral, page 85

2.	We note that, in addition to the recovery property, the bonds will also be secured by "the collection account, relating to the Bonds and established under the indenture and the series supplement, all subaccounts thereof and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto." Please confirm whether any of the underlying collateral will consist of securities for purposes of Securities Act Rule 190.

The Registrants confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

Part II - Information Not Required in Prospectus

Item 14. Exhibits, page II-2

3.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Item 601 of Regulation S-K.

The remaining exhibits, including the forms of the underwriting agreement, the joinder agreement, the intercreditor agreement and the Constitutional law opinion and Exhibits 5.1 and Exhibit 8.1 are being filed with Amendment No. 1.

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Hodan Siad and Mr. Arthur Sandel

Securities and Exchange Commission

September 3, 2025

Thank you for your consideration. If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 309-1071 or Adam O’Brian, Esq. at Hunton Andrews Kurth LLP.

Sincerely,

/s/ Michael F. Fitzpatrick, Jr., Esq.
Michael F. Fitzpatrick, Jr., Esq.

cc:	Harry K. Sideris, Duke Energy Progress, LLC
Michael P. Callahan, Duke Energy Progress NC Storm Funding II LLC
Adam O’Brian, Esq., Hunton Andrews Kurth LLP